Exhibit 13

STOCK PURCHASE AGREEMENT

BY AND BETWEEN

SCILEX HOLDING COMPANY

AND

SORRENTO THERAPEUTICS, INC.

September 21, 2023

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT is made and entered into as of September 21, 2023 (this “Agreement”), by and between Scilex Holding Company, a Delaware corporation (the “Purchaser”) and Sorrento Therapeutics, Inc., a Delaware corporation (the “Seller”). Purchaser and the Seller are sometimes individually referred to in this Agreement as a “Party” and collectively as the “Parties.”

RECITALS:

WHEREAS, on February 13, 2023, the Seller and its wholly owned Subsidiary, Scintilla Pharmaceuticals, Inc. (“Scintilla”), commenced voluntary proceedings under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court, which are being jointly administered under the caption In re Sorrento Therapeutics, Inc., et al.;

WHEREAS, on July 28, 2023, the Seller and Scintilla, as borrowers (in such capacity, the “Borrowers”), entered into that certain Junior Secured, Super-Priority Debtor-in-Possession Loan and Security Agreement (the “Junior DIP Loan Agreement”) with the Purchaser, as lender (in such capacity, the “Junior DIP Lender”), pursuant to which the Borrowers obtained $20,000,000 of junior post-petition financing (the “Junior DIP Facility”);

WHEREAS, the Seller desires to sell, convey, transfer, assign and deliver to the Purchaser, and the Purchaser desires to purchase and acquire from the Seller, those securities of the Purchaser listed on Schedule I attached hereto (the “Purchased Securities”), on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the transactions contemplated by this Agreement (collectively, the “Transactions”) will be consummated pursuant to and in accordance with the Bid Procedures Order and the Sale Order (each as defined below), pursuant to Sections 105 and 363 of Title 11 of the United States Code, 11 U.S.C. §§ 101, et seq, as amended (the “Bankruptcy Code”).

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements, covenants, representations and warranties set forth herein, and in order to prescribe the terms and conditions of such purchase and sale, intending to be legally bound, the Parties agree as follows:

1.	PURCHASE PRICE; DEPOSIT; TREATMENT of junior dip loan.

Pursuant to Section 363 of the Bankruptcy Code and on the terms and subject to the conditions of this Agreement, on the Closing Date (as defined below) and effective as of the Effective Time (as defined below), the Seller shall sell to the Purchaser, and the Purchaser shall purchase from the Seller the Purchased Securities listed on Schedule I attached hereto, free and clear of any Encumbrances or Liabilities. The aggregate consideration for the Purchased Securities shall be (i) $100,000,000 which such amount is satisfied by the Oramed DIP Assumption (the “DIP Amount”) plus (ii) a credit bid, on a dollar-for-dollar basis, pursuant to Section 363(k) of the Bankruptcy Code, in respect of any and all amounts of principal and accrued but unpaid interest outstanding, and any other obligations of Sorrento or Scintilla, in each case, under the Junior DIP Facility as of the Closing Date (the “Credit Bid Amount”) plus (iii) $5,000,000 which the Purchaser paid to the Seller on September 13, 2023 as an advance payment of the Purchase Price (as defined below) (the “Advance Payment”) plus (iv) $5,000,000 which the Purchaser shall pay to the Seller on the Closing Date (the “Closing Payment”) plus (v) the assumption and assignment of all of the obligations of the Seller to Paul Hastings LLP for legal fees and expenses reflected in Paul Hastings LLP’s proof of claim #238 filed with the Bankruptcy Court in the amount of $12,249,244.09 (the “Legal Fee Assumption” and, together with the DIP Amount, the Credit Bid Amount, the Advance Payment and the Closing Payment, the “Purchase Price”). Notwithstanding anything to the contrary in this Agreement, the amount of Purchased Securities and Purchase Price per share shall be appropriately adjusted in the event of any stock split, dividend, stock combination, reclassification or similar transaction occurring prior to the Closing Date. For the avoidance of doubt, Purchaser will not assume any Liabilities, accounts payable, notes payable, expenses or other obligations of Seller or its Affiliates.

2.	closing.

(a)             The sale and purchase of the Purchased Securities shall be effected by the Seller delivering to SCLX Stock Acquisition on the Closing Date duly executed certificates or other instruments evidencing the Purchased Securities with instruments of transfer reasonably satisfactory to the Purchaser (duly endorsed or otherwise in such form sufficient for transfer), against delivery by the Purchaser to the Seller of the Purchase Price. The Purchase Price shall be paid by Purchaser to the Seller on or prior to the Closing Date in accordance with Section 1, with the Closing Payment being paid by wire transfer of immediately available funds in U.S. dollars to an account designated by the Seller to the Purchaser in writing no later than two Business Days prior to the Closing Date.

(b)             The Purchaser will notify its transfer agent of the proposed Closing Date, and the Seller will deliver to the Purchaser or such transfer agent documentation reasonably requested by the Purchaser or such transfer agent to effect the book-entry transfer of the Purchased Securities by the Seller to the Purchaser. The Purchaser and/or its transfer agent will transfer the Purchased Securities to the Purchaser in a restricted book-entry position on the books of the transfer agent and register the Purchaser as the registered owner of the Purchased Securities as of the Effective Time. The Seller will cooperate with the Purchaser and will use reasonable best efforts to transfer the Purchased Securities in the manner preferred by the Purchaser.

(c)             The closing of such sale and purchase of the Purchased Securities (the “Closing”) shall take place immediately following the execution of this Agreement, remotely by conference call and electronic exchange of documentation, at 10:00 a.m. New York time, or by such other means or at such other date and time as the Parties shall mutually agree (the date of the Closing, the “Closing Date” and the time of the Closing, the “Effective Time”).

3.	REPRESENTATIONS AND WARRANTIES OF THE SELLER.

The Seller represents and warrants to the Purchaser, subject to such exceptions as are disclosed in the disclosure schedule (the “Seller Disclosure Schedule”) delivered by the Seller to Purchaser concurrently with the execution and delivery of this Agreement as follows:

(a)             Organization. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b)             Authority. The Seller has authorized the execution, delivery and performance of this Agreement and each of the transactions contemplated hereby, and, upon entry and effectiveness of the Sale Order (as defined below), no other action will be necessary to authorize such execution, delivery and performance. Subject to and assuming the entry and effectiveness of the Sale Order, this Agreement constitutes a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms.

(c)             No Violation; Consents.

(i)              No consent, approval, authorization or order (each a “Consent”) of any federal, municipal, state, local or foreign governmental, administrative, taxing or regulatory authority, department, agency, commission or body (including any court, arbitrator, or similar tribunal) (each a “Governmental Authority”) having jurisdiction over the Seller is required for the execution, delivery or performance by the Seller of its obligations hereunder, including without limitation the sale of the Purchased Securities, except for (A) the entry of the Sale Order by the Bankruptcy Court (as defined below) and (B) such consents, approvals, authorizations or orders as have already been obtained or granted.

(ii)            Except to the extent excused by or unenforceable as a result of the Bankruptcy Case (as defined below) and except for the entry and effectiveness of the Sale Order, neither the sale of the Purchased Securities nor the performance of the Seller’s obligations hereunder will violate, conflict with, result in a breach or termination of, extinguish any material rights, or constitute a default (or an event that, with the giving of notice or the lapse of time, or both, would constitute a default) under (i) the certificate of incorporation, bylaws or other Organizational Documents of the Seller (ii) any decree, judgment, order, law, treaty, rule, regulation or determination of any Governmental Authority (“Laws”) having jurisdiction over the Seller or any of its respective assets or properties, or (iii) the terms of any Material Contract, except in each case as would not reasonably be expected to have the effect of preventing, materially delaying, making illegal or otherwise materially interfering with any of the transactions contemplated by this Agreement.

(d)             Capitalization. Other than that certain Stockholder Agreement, dated as of September 12, 2022, between the Purchaser and the Seller and that certain Amended and Restated Registration Rights Agreement, dated as of November 10, 2022, among the Purchaser, the Seller and the other parties thereto, there are no stockholder agreements, voting trusts or other agreements or understandings to which the Seller is a party or by which it is bound relating to the voting or registration of any shares of capital stock of the Purchaser or any of its Subsidiaries or preemptive rights with respect thereto.

(e)             Title to Purchased Securities. The Seller has good, valid and marketable title to the Purchased Securities, and, subject to receipt of the Sale Order, good, valid and marketable title will be transferred to the Purchaser free and clear of any charge, lien (statutory or otherwise), mortgage, lease, hypothecation, encumbrance, pledge, security interest, option, right of use, first offer or first refusal, voting trusts, proxies, easement, servitude, restrictive covenant, encroachment or similar restriction, other than those imposed by the Securities Act (each, an “Encumbrance”, and collectively, “Encumbrances”). The Purchased Securities, constitute all of the shares of capital stock of the Purchaser (or options, warrants or rights to purchase shares of capital stock of the Purchaser or securities convertible into or exchangeable for shares of capital stock of the Purchaser) owned by the Seller (other than those certain 1,917,210 shares of common stock of the Purchaser that the Seller is currently holding in abeyance on behalf of certain warrantholders of the Seller).

(f)              Legal Proceedings and Orders. Other than in connection with the Bankruptcy Case, to the Knowledge of Seller, there is no action, suit, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding or any informal proceeding) or investigation pending or being heard by or before, or otherwise involving, any Governmental Authority or any arbitrator or arbitration panel (each a “Proceeding”) and no Person has threatened in writing to commence any Proceeding, in each case, that would reasonably be expected to have the effect of preventing, materially delaying, making illegal or otherwise materially interfering with any of the Transactions contemplated by this Agreement. To the Knowledge of Seller, and except as described in Section 3(f) of the Seller Disclosure Schedule, there is no governmental order, writ, injunction, judgment or decree to which the Purchased Securities are subject.

(g)             SEC Matters. The sale of the Purchased Securities by the Seller is not part of a plan or scheme to evade the registration requirements of the Securities Act. Neither the Seller nor any Person (as defined below) acting on behalf of the Seller has offered or sold any of the Purchased Securities by any form of general solicitation or general advertising.

(h)             Brokers. Except as set forth in Section 3(h) of the Seller Disclosure Schedule, no Person is entitled to any brokerage, financial advisory, finder’s or similar fee or commission payable by the Seller or any of its Affiliates in connection with the Transactions contemplated by this Agreement.

(i)              No Reliance. In making its decision to sell the Purchased Securities, the Seller represents that it has not relied on, and expressly disclaims reliance on, any statements or other information provided by any Person (including, without limitation, the Purchaser) (other than the representations and warranties of the Purchaser set forth in Section 4).

(j)              Disclaimer of Additional Warranties. Except as expressly set forth in this Section 3, neither the Seller nor any of its directors, members, officers, employees or representatives nor any other Person makes or has made any representation or warranty, express or implied, at law or in equity, in respect of the Seller, the Purchased Securities or the transactions contemplated by this Agreement, and the Seller disclaims any other representations or warranties, whether made by the Seller or any other Person, in each case notwithstanding the delivery or disclosure to the Purchaser or any other Person of any documentation or other information with respect to the foregoing.

4.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Seller as follows:

(a)             Organization. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b)             Authority. The Purchaser has authorized the execution, delivery and performance of this Agreement and each of the transactions contemplated hereby, and, upon entry and effectiveness of the Sale Order, no other action will be necessary to authorize such execution, delivery and performance. Subject to and assuming the entry and effectiveness of the Sale Order, this Agreement shall constitute a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms.

(c)             No Violation; Consents.

(i)              No Consent of any Governmental Authority having jurisdiction over the Purchaser is required for the execution, delivery or performance by the Purchaser of its obligations hereunder, including without limitation the purchase of the Purchased Securities, except for the entry of the Sale Order by the Bankruptcy Court.

(ii)            Except to the extent excused by or unenforceable as a result of the filing of the Bankruptcy Case and except for the entry and effectiveness of the Sale Order, neither the acquisition of the Purchased Securities nor the performance of the Purchaser’s obligations hereunder will violate, conflict with, result in a breach of or termination of, extinguish any rights, or constitute a default (or an event that, with the giving of notice or the lapse of time, or both, would constitute a default) under (i) the certificate of incorporation, bylaws or other Organizational Documents of the Purchaser, (ii) any Laws of any Governmental Authority having jurisdiction over the Purchaser or any of its assets or properties or (iii) the terms of any material agreement to which the Purchaser is a party or to which any of the Purchaser’s properties is subject, except in each case as would not reasonably be expected to have the effect of preventing, materially delaying, making illegal or otherwise materially interfering with any of the transactions contemplated by this Agreement.

(d)             Sufficient Funds. The Purchaser has sufficient cash in immediately available funds to pay the Closing Payment and all of the fees, costs and expenses incurred in connection with the transactions contemplated hereby by the Purchaser (without giving effect to any unfunded financing, regardless of whether any such financing is committed).

(e)             Solvency. Assuming the accuracy of the representations and warranties of Seller set forth in Section 3 (disregarding any materiality, knowledge or similar qualifications or exceptions contained therein), immediately after giving effect to the transactions contemplated hereby (including, without limitation, the Oramed DIP Assumption), the Purchaser shall (i) be able to pay its debts as they become due; (ii) own property which has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities); and (iii) have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of the Purchaser.

(f)              Acknowledgement. The Purchaser acknowledges and understands that the Purchase Price represents a mutually agreed upon price for the Purchased Securities determined by the Purchaser and the Seller and does not necessarily represent the fair market value of the Purchased Securities as of the date hereof, as of the Closing or in the future.

(g)             Tax Classification. SCLX Stock Acquisition is a direct, wholly-owned subsidiary of the Purchaser that, for U.S. federal and applicable state and local income Tax purposes, is treated as a disregarded entity.

5.	COVENANTS OF THE PARTIES.

(a)             [Reserved].

(b)             [Reserved].

(c)             Further Assurances. At all times from and after the Closing, each of the Parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable consistent with applicable Laws or reasonably requested to consummate and make effective in the most expeditious manner practicable the Transactions contemplated by this Agreement and the other Transaction Documents.

(d)             No Encumbrances. At the Effective Time, Seller shall sell and transfer the Purchased Securities to the Purchaser, free and clear of any Encumbrances or Liabilities.

(e)             [Reserved].

(f)              [Reserved].

(g)             Tax Matters.

(i)              Cooperation on Tax Matters. The Parties shall use commercially reasonable efforts to cooperate, as and to the extent reasonably requested by any other party, and at such requesting party’s expense, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes relating to Tax periods (or portions thereof) ending on or before the Closing Date. Such cooperation shall include the retention and (upon a reasonable request) the provision of records and information that are reasonably relevant to any filing of Tax Returns including the transactions contemplated hereby and any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Seller agrees (A) to retain all books and records in its possession with respect to Taxes of the Purchaser and its Subsidiaries relating to any taxable period beginning before the Closing Date for up to seven (7) years, and (B) to give the Purchaser reasonable written notice prior to transferring, destroying or discarding any such books and records and shall allow the Purchaser to take possession of such books and records. For the avoidance of doubt, the Seller shall not be required to share tax information or books and records with the Purchaser with respect to the Seller or the Seller’s consolidated, combined, unitary or affiliated tax group, except to the extent there is an audit, litigation or other proceeding with respect to the Seller’s Income Taxes with respect to a taxable period for which the Purchaser was a member of the Seller’s consolidated, combined, unitary or affiliated tax group and the Purchaser is reasonably expected to have liability for all or a portion of any resulting Tax liability.

(ii)            The Parties agree, upon reasonable request and at such requesting party’s expense, to use their commercially reasonable efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to the transactions contemplated hereby.

(iii)          Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement and actually due and owing shall be borne and paid by the Purchaser when due, and Purchaser will file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable law, each Party will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

(iv)           Tax Election. The Purchaser agrees not to file any entity classification election pursuant to Treasury Regulations Section 301.7701-3 to classify SCLX Stock Acquisition as a corporation for U.S. federal income tax purposes which election shall be effective on or before the day after the Closing Date.

(h)             Submission for Bankruptcy Court Approval.

(i)              The Seller has given notice under the Bankruptcy Code of the request for the relief in the Sale Order to all Persons entitled to such notice, including all Persons that have asserted Encumbrances in the Purchased Securities, and shall give such additional notice as the Bankruptcy Court shall direct or as the Purchaser may reasonably request, and provide appropriate opportunity for hearing, to all parties entitled thereto, of all motions, orders, hearings, or other proceedings in the Bankruptcy Court relating to this Agreement or the transactions contemplated hereby. The Seller shall be responsible for making all appropriate filings relating thereto with the Bankruptcy Court, which filings shall be submitted, to the extent practicable, to the Purchaser prior to their filing with the Bankruptcy Court for the Purchaser’s prior review and comments (which comments the Seller shall consider in good faith).

(ii)            The Parties shall consult with one another regarding pleadings which any of them intends to file with the Bankruptcy Court in connection with, or which might reasonably affect, the Sale Order. The Seller shall promptly provide the Purchaser and its counsel with copies of all notices, filings and orders of the Bankruptcy Court that the Seller has in its possession (or receives) pertaining to the Sale Order or any other order related to any of the transactions contemplated by this Agreement, but only to the extent such papers are not publicly available on the Bankruptcy Court’s docket or otherwise made available to the Purchaser and its counsel.

(iii)          The Parties shall comply in all material respects with all of their obligations under the Sale Order.

(iv)           If the Bid Procedures Order, the Sale Order or any other orders of the Bankruptcy Court relating to this Agreement or the transactions contemplated hereby shall be appealed by any Person (or if any petition for certiorari or motion for reconsideration, amendment, clarification, modification, vacation, stay, rehearing or reargument shall be filed with respect to the Bid Procedures Order, the Sale Order or other such order), subject to rights otherwise arising from this Agreement, the Parties shall use their commercially reasonable efforts to prosecute such appeal, petition or motion and obtain an expedited resolution of any such appeal, petition or motion.

(i)              [Reserved].

(j)              [Reserved].

(k)             Receipt of Property Relating to Purchased Securities. If, following the Closing, the Seller (or its respective Affiliates or Representatives) shall receive any money, check, note, draft, instrument, payment or other property as proceeds of the Purchased Securities or any part thereof, and to the extent arising from any fact, event or circumstance after the Closing, each such Person shall receive all such items in trust for, and as the sole and exclusive property of, Purchaser and, upon receipt thereof, shall notify Purchaser in writing of such receipt and shall remit the same (or cause the same to be remitted) to Purchaser in the manner reasonably specified by Purchaser.

(l)              Post-Closing Operation of the Seller; Name Changes. After the Closing Date, none of the Seller and any of its Affiliates shall use the name or mark “Scilex” or any derivatives thereof for commercial purposes. After the Closing, the Seller and its Affiliates shall promptly file with the applicable Governmental Authorities all documents reasonably necessary to delete from their names the words “Scilex” or any derivatives thereof and shall do or cause to be done all other acts, including the payment of any fees required in connection therewith, to cause such documents to become effective as promptly as reasonably practicable. For clarity, nothing in this Section 5(l) shall restrict the Seller or any of its Affiliates from using or referencing the name or mark “Scilex” or any derivatives thereof (i) in a non-trademark manner to describe or provide information regarding the history of the Purchased Securities, or (ii) as required by applicable Law, including in any filing with the SEC, documents filed with the Bankruptcy Court or financial statements.

(m)           Transition Services.

(i)              Subject to the terms and conditions of this Section 5(m), the Seller will, for a period of up to 120 days following the Closing, provide to the Purchaser a continuation of those services that the Seller has provided to the Purchaser at any time since December 1, 2022 (the “Transition Services”), on the same terms and conditions (including cost) as previously provided between the Seller and the Purchaser; provided however, that:

(1)             the Seller shall have the right to make such changes to the Transition Services as are necessary in order to comply with applicable Laws or Permits to which the Seller or its Affiliates is a party or subject;

(2)             the Seller shall not be responsible for any act or omission of a third party provider and the Purchaser’s sole and exclusive remedy in respect of such acts or omissions shall be the Seller’s use of commercially reasonable efforts to cause such third party to perform or re-perform the Transition Services and/or to seek available remedies under the applicable Contract with such third party provider;

(3)             nothing contained in this Section 5(m) shall require the Seller to provide any services that would constitute the provision of any legal or tax advice or regulated activity, or that would create deficiencies in the Seller’s controls over financial information or adversely affect the maintenance of the Seller’s financial books and records; and

(4)             in no event shall the Seller be obligated to hire replacements for employees providing Transition Services that resign, retire or are terminated; provided, however, that in such case, the Seller will use commercially reasonable efforts to provide the applicable Transition Services.

(ii)            The aggregate liability of Seller in connection with the performance of the Transition Services shall not exceed the total fees actually paid or payable by the Purchaser to Seller in respect of the Transition Services. Notwithstanding anything else in this Agreement to the contrary, and solely with respect to the Transition Services, Seller shall not be liable for any special, indirect, punitive or consequential damages which substantially arise out of, relate to or are a consequence of the performance of the Transition Services, except in the event of the Seller’s gross negligence, willful misconduct or fraud. Seller acknowledges and agrees that irreparable damage would occur in the event that any of the provisions of this Section 5(m) were not performed by them in accordance with the terms hereof or were otherwise breached and that the Purchaser shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Section 5(l) and to enforce specifically the provisions of this Section 5(m) (without any requirement to post any bond or other security in connection with seeking such relief), in addition to any other remedy at law or equity, and Seller further agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Section 5(m) by the Seller, and to specifically enforce the terms and provisions of this Section 5(m).

(iii)          The Purchaser may terminate all or any portion of the Transition Services before the expiration of such 120-day period, by delivering written notice of such termination to the Seller.

(iv)           Nothing in this Section 5(m) shall grant or transfer any rights, title or interests in any Intellectual Property invented or created before, on or after the Closing by or on behalf of the Seller or its Affiliates or otherwise controlled by or licensed to the Seller or its Affiliates.

(v)             The Purchaser shall pay any applicable costs invoiced to the Purchaser by the Seller within 30 days after receipt thereof by wire transfer of immediately available funds to an account designated by the Seller in writing.

(n)             Acknowledgement. Each of the Parties acknowledges and represents that: (i) sufficient consideration has been given by each Party to the other Parties as it relates hereto and the covenants, obligations and agreements hereunder were taken into account in determining the amount of such consideration; (ii) each of the Parties has consulted with independent legal counsel regarding its rights and obligations under this Section 5; (iii) each of the Parties fully understands the terms and conditions contained herein; (iv) the restrictions and agreements in this Section 5 are reasonable in all respects and, as applicable, necessary for the protection of the Business and that, without such protection, the customer and client relationships and competitive advantage relating to the Business would be materially adversely affected; and (v) the agreements in this Section 5 are an essential inducement to each Party to enter into this Agreement and they are in addition to, rather than in lieu of, any similar or related covenants to which either Party is party or by which it is bound.

6.	[RESERVED].

7.	[RESERVED].

8.	No recourse.

This Agreement may only be enforced against, and any claim or cause of action pursuant to the terms of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to this Agreement) may only be brought against, the entities that are expressly named as Parties hereto and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a named Party to this Agreement (and then only to the extent of the specific obligations undertaken by such named Party in this Agreement and not otherwise), no past, present or future manager, director, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named Party to this Agreement shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the named Parties to this Agreement.

9.	SURVIVAL OF REPRESENTATIONS AND WARRANTIES.

(a)             None of the representations and warranties of the Parties in this Agreement shall survive the Closing, and no Party hereto shall, or shall be entitled to, make any claim or initiate any action against any other Party with respect to any such representation or warranty from or after the Closing.

(b)             None of the covenants or agreements of the Parties in this Agreement shall survive the Closing, and no Party hereto shall, or shall be entitled to, make any claim or initiate any action against any other Party with respect to any such covenant or agreement from or after the Closing, other than (i) the covenants and agreements of the Parties contained in this Section 9 and in Sections 1, 2 and 10, and (ii) those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Closing, which shall survive the consummation of the transaction contemplated by this Agreement until fully performed.

10.	DEFINITIONS; MISCELLANEOUS.

(a)             Terms Defined. As used in this Agreement, the following terms have the respective meanings set forth below:

“Affiliate” means any Person that directly or indirectly controls, is controlled by, or is under control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Bankruptcy Case” means the Seller’s and Scintilla’s voluntary proceedings under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court, which are being jointly administered under the caption In re Sorrento Therapeutics, Inc., et al, Case No. 23-90085 (Bankr. S.D. Tex.).

“Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of Texas or such other court having competent jurisdiction over the Bankruptcy Case.

“Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA or any similar plan subject to Laws of a jurisdiction outside of the United States, whether or not subject to ERISA), and any other plan, policy, program or agreement providing compensation or other benefits to any current or former director, officer, employee or other individual service provider of the Purchaser or any of its Subsidiaries (whether qualified or nonqualified or funded or unfunded or written or unwritten), in each case, (i) which is maintained, sponsored by, contributed to or required to be contributed to by the Purchaser or any of its Subsidiaries, or (ii) under which the Purchaser or any of its Subsidiaries has or would reasonably be expected to have any obligation or Liability.

“Bid Procedures Order” means the Order (I) Approving Bid Procedures, (II) Approving Assumption and Assignment Procedures, and (III) Granting Related Relief [ECF No. 447] entered by the Bankruptcy Court on April 14, 2023.

“Business” means the business and operations of the Purchaser and its Subsidiaries, taken as a whole.

“Business Day” shall mean any day that is not a Saturday, Sunday or other day on which banks are permitted or required to be closed in New York City.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means the shares of Common Stock of the Company set forth on Schedule I.

“Contract” means any contract, sub-contract, agreement, lease or sub-lease, license or sub-license, occupancy agreement, purchase order, supply agreement, commitment, note, bond, franchise, guarantee, indemnity, indenture, instrument, lease, license or other legally binding arrangement, understanding, or obligation, whether written or oral (including all amendments, side letters, supplements and modifications of any of the foregoing and all rights and interests arising thereunder or in connection therewith, but excluding any Benefit Plan).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and all Laws issued thereunder.

“Exchange Act” means the Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Income Tax” means any federal, state, local, or non-U.S. income tax measured by or imposed on net income, including any interest, penalty, or addition thereto.

“Intellectual Property” shall mean all rights, title and interest (whether statutory, common law or otherwise) in or relating to any intellectual property, including all: (i) patents and patent applications, and all related national or international counterparts thereto, including any divisionals, continuations, continuations-in-part, reissues, reexaminations, substitutions provisionals, renewals, extensions, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, or the like, and any foreign equivalents of any of the foregoing (including certificates of invention and any applications therefor) and all rights to claim priority from any of the foregoing; (ii) trademarks, trade dress, service marks, certification marks, logos, slogans, design rights, names, corporate names, trade names, brand names and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, and all applications, registrations, renewals and extensions of any of the foregoing; (iii) copyrights and copyrightable subject matter, whether or not registered or published, and all applications, registrations, reversions, extensions and renewals of any of the foregoing, and all moral rights, however denominated; (iv) trade secrets, and all other confidential or proprietary information, ideas, technology, software, compositions, discoveries, improvements, know-how, inventions, designs, processes, techniques, formulae, models, and methodologies, in each case, whether or not patentable or copyrightable; (v) Internet domain names and social media accounts and addresses, and all registrations for any of the foregoing; and (vi) rights and remedies with respect to any past, present, or future infringement, misappropriation, or other violation of any of the foregoing in clauses (i) through (v), in each case (i) through (vi), anywhere in the world.

“Knowledge” means, as to a particular matter, the actual knowledge of (i) with respect to Purchaser, its chief executive officer or its chief financial officer, and (ii) with respect to the Seller, Mohsin Meghji.

“Liability” means any liability (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, direct, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), debt, obligation, deficiency, interest, tax, penalty, fine, penalty, claim, demand, judgment, cause of action or other loss (including loss of benefit or relief), cost or expense of any kind or nature whatsoever, whether asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and whether due or to become due and regardless of when asserted.

“Material Contract” means any contract to which the Seller is a party that was filed by the Seller pursuant to Exhibit 10, as specified in Regulation S-K Item 601(b)(10), with its annual report on Form 10-K for the fiscal year ended December 31, 2022, or any subsequent current report on Form 8-K or any quarterly report on Form 10-Q.

“Oramed DIP Assumption” means the assignment to Purchaser by Sorrento and Scintilla of their respective rights and obligations under that certain Senior Secured, Super-Priority Debtor-in-Possession Loan and Security Agreement, by and among Oramed Pharmaceuticals, Inc., a Delaware corporation (“Oramed”), on the one hand, and Sorrento and Scintilla, on the other, dated as of August 8, 2023 (the “Senior DIP”), the assumption by the Purchaser of such rights, title and interests, duties, liabilities and obligations and the irrevocable and unconditional release by the Purchaser and Oramed of Sorrento and Scintilla from any and all claims, liabilities and obligations under the Senior DIP, in each case, pursuant to documentation entered into between Oramed, Sorrento and the Purchaser on the date hereof.

“Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, by-laws, articles of formation, articles of organization, certificate of formation, regulations, operating agreement, certificate of limited partnership, limited liability company agreement or partnership agreement, stockholders agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation, organization or governance of a Person, including any amendments thereof and any supplements thereto.

“Permit” shall mean franchises, grants, authorizations, registrations, licenses, permits, easements, variances, exceptions, certificates, and approvals of any Governmental Authority.

“Person” means an individual, partnership, joint-stock company, corporation, limited liability company, trust or unincorporated organization, and a government or agency or political subdivision thereof.

“Preferred Stock” means the shares of Series A Preferred Stock of the Company set forth on Schedule I.

“Representative” of any Person shall mean such Person’s directors, managers, officers, employees, agents, attorneys, consultants, advisors or other representatives.

“Sale Order” means the Order (I) Approving Sale of Scilex Stock to Scilex Holding Company Free and Clear of All Liens, Claims, Interests, and Encumbrances, (II) Conditionally Vacating the Oramed Sale Order, and (III) Granting Related Relief [ECF No. 1316].

“SCLX Stock Acquisition” means SCLX Stock Acquisition JV LLC, a Texas limited liability company that is a wholly-owned subsidiary of the Purchaser.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” of any Person means any other Person, of which such first Person (either alone or with any other Subsidiary) owns or controls, directly or indirectly, stock, other securities or other equity interests (i) having the ordinary voting power to elect a majority of the board of directors or other governing body of such Person, or (ii) representing at least fifty percent (50%) of the outstanding stock, other securities or other equity interests of such Person.

“Tax” means any U.S. federal, state, local or non-U.S. tax (including any income tax, franchise tax, service tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee (including any fine, addition, penalty or interest), imposed by any Governmental Authority (to the extent the foregoing are taxes or in the nature of a tax).

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, required to be filed by the Purchaser or any of its Subsidiaries to a tax authority.

“Transaction Documents” means collectively, this Agreement, the schedules and exhibits attached hereto (including the Seller Disclosure Schedule), and any and all agreements, certificates, instruments and other documents of the Parties required thereby or executed in connection therewith.

“Warrants” means the Warrants of the Company set forth on Schedule I.

(b)             Public Announcements; Reporting Obligations.

(i)              Each of the Parties may make any filings or public announcement it reasonably deems necessary in order to comply with the requirements of any applicable Law, including without limitation the filing by the Parties of any Form 8-K, Schedule 13G or Schedule 13G/A, Schedule 13D or Schedule 13D/A, Form 3, Form 4 or other appropriate filings with the SEC. Except as a Party reasonably deems necessary in order to comply with the requirements of any applicable Law, no Party may issue any press release or make any other public announcement relating to the subject matter of this Agreement or the Transactions contemplated hereby without the prior written consent of the other Party, which shall not be unreasonably withheld, conditioned or delayed.

(ii)            The Purchaser acknowledges and agrees that it shall be solely responsible for the filing, as and if applicable, of (1) any Forms 3, 4 and 5 in accordance with Section 16(a) of the Exchange Act and the rules promulgated thereunder, and (2) any Schedule 13D or 13G, as applicable, under the Exchange Act and the rules promulgated thereunder, in each case, in respect of its ownership of a registered class of securities of the Purchaser.

(c)             Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State. All actions and proceedings arising out of or relating to this Agreement and the transactions contemplated hereby shall be heard and determined exclusively in the United States Bankruptcy Court for the Southern District of Texas, and the Parties hereby irrevocably submit to the exclusive jurisdiction of such court in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding; provided, however, that, if the Bankruptcy Case is closed, any action, claim, suit or proceeding arising out of, based upon, or relating to this Agreement or the transactions contemplated herby shall be heard and determined exclusively in any state or federal court located in New York County, New York. Each Party agrees that a final, non-appealable judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(d)             Section Headings. The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part thereof.

(e)             Notices.

(i)              All communications under this Agreement shall be in writing and shall be delivered by hand, mailed by overnight courier or by registered or certified mail, postage prepaid or by e-mail:

(1)             if to the Purchaser, at Scilex Holding Company, Attention: Stephen Ma and Henry Ji (e-mail: SMa@scilexholding.com; HJi@sorrentotherapeutics.com), or at such other address or e-mail address as the Purchaser may have furnished the Seller in writing, with a copy (which shall not constitute notice) to: Paul Hastings LLP, 600 Travis Street, Fifty-Eighth Floor, Houston, TX 77002, Attention: Luis F. Gomar, James Grogan, Justin Rawlins (e-mail: luisgomar@paulhastings.com; jamesgrogan@paulhastings.com; justinrawlins@paulhastings.com).

(2)             if to the Seller, to 4955 Directors Place, San Diego, California 92121, Attention: Mohsin Y. Meghji, Chief Restructuring Officer (e-mail: mmeghji@m3-partners.com), or at such other address or e-mail address as it may have furnished in writing to the Purchaser, with a copy (which shall not constitute notice) to: Latham & Watkins LLP, 10250 Constellation Blvd. Suite 1100, Los Angeles, CA 90067, Attention: Andrew Clark; Caroline Reckler; Steven Feldman (e-mail: andrew.clark@lw.com; caroline.reckler@lw.com; steve.feldman@lw.com).

(ii)            Any notice so addressed shall be deemed to be given: if delivered by hand, on the date of such delivery; if mailed by courier, on the first Business Day following the date of such mailing; if mailed by registered or certified mail, on the third Business Day after the date of such mailing; and if delivered by e-mail (with no error message received), on the date of such delivery.

(f)              Expenses and Taxes. Each Party shall bear its own expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby; provided, that the Purchaser shall bear any transfer taxes payable in connection with the transfer of the Purchased Securities to the Purchaser.

(g)             Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by the Purchaser or the Seller. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties, including the trustee in the Bankruptcy Case. Notwithstanding the foregoing or anything in this Agreement to the contrary, the Purchaser may assign this Agreement and/or any of its rights, interests, or obligations hereunder (in whole or in part) to an Affiliate of the Purchaser; provided, however, that such assignment shall not relieve the Purchaser of its obligations hereunder. Purchaser may, without the consent of Seller, designate, effective as of the Closing, one or more Persons to acquire all, or any portion of, the Purchased Securities or pay all or any portion of the Purchase Price; provided, however, that such designation shall not relieve the Purchaser of its obligations hereunder. The above designation may be made by Purchaser by written notice to Seller at least three (3) Business Days prior to the Closing Date. The Parties agree to modify any Closing deliverables in accordance with the foregoing designation.

(h)             Remedies. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or was otherwise breached and that monetary damages may not be an adequate remedy for any breach or threatened breach of any of the provisions of this Agreement. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, and any such injunction shall be in addition to any other remedy to which any Party is entitled, at law or in equity.

(i)              Entire Agreement; Amendment and Waiver. This Agreement constitutes the entire understanding of the Parties and supersedes all prior understandings among such Parties, including the non-binding term sheet, dated September 11, 2023, among the Parties and Oramed. This Agreement may be amended with (and only with) the written consent of the Seller and the Purchaser, and the observance of any term of this Agreement may be waived in a writing signed by the party making such waiver.

(j)              Counterparts. This Agreement may be executed with counterpart signature pages or in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterpart signature pages or counterparts of this Agreement may be executed and delivered by electronic means (including in .pdf format sent by electronic mail) and other electronic signatures, and the receiving party may rely on the receipt of such document so executed and delivered by electronic means as if the original had been received.

(k)             Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon a determination that any term or other provision of this Agreement is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(l)              Mutual Drafting. The Parties participated jointly in the negotiation and drafting of this Agreement and the language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. If an ambiguity or question of intent or interpretation arises, then this Agreement will accordingly be construed as drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

(m)           Rules of Construction. The words “hereby,” “herein,” “hereof,” “hereunder” and words of similar import refer to this Agreement as a whole (including any Exhibits and Schedules hereto) and not merely to the specific section, paragraph or clause in which such word appears.  All references herein to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require.  The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” When calculating periods of time under this Agreement, reference to a “day” or “days” shall refer to a calendar day unless otherwise expressly provided herein.  The definitions given for terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  Except as otherwise expressly provided herein, all references to “dollars” or “$” shall be deemed references to the lawful money of the United States of America.  The use of “or” is not intended to be exclusive unless expressly indicated otherwise.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

SELLER:

SORRENTO THERAPEUTICS, INC.

By:	/s/ Mohsin Y. Meghji
Name: Mohsin Y. Meghji
Title: Chief Restructuring Officer

PURCHASER:

SCILEX HOLDING COMPANY, a Delaware corporation

By:	/s/ Jaisim Shah
Name: Jaisim Shah
Title: Chief Executive Officer and President

Schedule I

Purchased Securities

Class or Type of Securities	Number of Securities
Common Stock	60,068,585
Series A Preferred Stock	29,057,097
Warrants	Warrants exercisable for 1,386,617 shares of common stock of the Purchaser in respect of Public Warrants, and warrants exercisable for 3,104,000 shares of common stock of the Purchaser in respect of Private Placement Warrants (each as defined in the latest publicly filed Annual Report on Form 10-K of the Purchaser)